James DeSocio

4 Deep Hollow Dr

Rumson, New Jersey 07760

September 25, 2017

Dear Jim,

Offer of Employment: President & Chief Executive Officer

I am very pleased to offer you a position within Intellinetics, Inc. (the “Company”) as President & Chief Executive Officer. In this capacity, you will report to the Board of Directors and carry out such responsibilities as may be assigned by the Board of Directors. As a condition of your employment, you must be ready, willing and able to travel to other Company and Customer locations as business needs dictate, in order to satisfactorily fulfill your job responsibilities. We look forward to enjoying your creativity, skills and drive in helping us to grow and develop the Company. The principal terms of our offer are outlined below, and are conditioned upon approval of such terms by the Company’s Compensation Committee and Board of Directors. The parties anticipate negotiating and entering into a formal employment agreement memorializing these and other relevant terms in greater detail.

Commencement Date

You will commence work with the Company on September 25, 2017.

Duties

You will devote your best efforts and your full time, attention, skill, ability and energy during normal business hours (and outside such hours when reasonably necessary) exclusively to the business and affairs of the Company. You will serve the Company faithfully and diligently as the Board of Directors shall direct.

Base Salary

The base salary for this position is $270,000 (two hundred seventy thousand dollars) per annum, paid according to our local payroll practice. Our current practice is to pay salary twice per month. You will also be eligible for quarterly and annual bonus payments up to an annual total of 50% of your annual salary ($135,000). The bonus will be broken into two parts: 60% ($81,000) of which will be based on company revenue, and 40% ($54,000) of which will be based on EBITDA.

Your total potential compensation comprises the following elements, subject to the Company’s satisfaction of Revenue and EBITDA goals, as determined by the Board of Directors.

COMPENSATION TYPE	QUARTERLY	ANNUALIZED
Quarterly Revenue Bonus	$15,000	$60,000
Quarterly EBITDA Bonus	$10,000	$40,000
Annual Revenue Bonus	—	$21,000
Annual EBITDA Bonus	—	$14,000
Total Annual Bonus Potential	—	$135,000
Base Salary	—	$270,000
Total Compensation on Target Earnings	—	$405,000

Payment

Bonuses (if eligible) will be paid in the month following the end of the quarter they are earned, as may be otherwise determined by the Board of Directors. Annual bonus payments will be paid in the quarter following the end of the year in which they are earned, as soon as practicable following final closing of the books. Payments are subject to the company’s overall performance and the approval of the Compensation Committee.

Stock Options

The position of President & Chief Executive Officer is eligible for participation in the Intellinetics, Inc. 2015 Equity Incentive Plan.

Subject to approval by the Compensation Committee, you will be eligible to receive options to purchase up to 1,250,000 common shares of the Company, which would consist of:

●	Options to purchase up to 750,000 common shares, to be granted upon commencement of employment, with an exercise price equal to the greater of (i) the market closing price of the Company’s common stock on the date of grant, or (ii) thirty cents ($0.30). The options shall vest in equal quarterly installments over two years.

●	Options to purchase up to 250,000 common shares, with an exercise price equal to the greater of (i) 125% of the market closing price on the date of initial grant, or (ii) thirty-eight cents ($0.38). The options would be granted upon commencement of employment, but shall be subject to the availability of a sufficient number of shares under the Incentive Plan to accommodate the proposed grant (whether such shares become available by expiration or cancellation of other outstanding awards, amendment of the Incentive Plan, or otherwise). The award shall vest in equal quarterly installments over two years from the initial grant date, provided that no portion of the award shall be exercisable until a sufficient number of shares is available under the Incentive Plan.

●	Options to purchase up to 250,000 common shares, with an exercise price equal to the greater of (i) 125% of the market closing price on the date of initial grant, or (ii) thirty-eight cents ($0.38). The options would be granted upon commencement of employment but shall be subject to shareholder approval, at the Company’s next annual meeting, of an increase in the total number of shares authorized for issuance (and any applicable individual maximums) under the Incentive Plan, in an amount sufficient to accommodate the proposed award. The award shall vest in equal quarterly installments over two years from the initial grant date, provided that no portion of the award shall be exercisable until such shareholder approval is obtained. If shareholder approval is obtained at the next annual meeting, the award would be exercisable to the extent vested at such time. If such shareholder approval is not obtained at the next annual meeting, the applicable portion of the award shall be deemed cancelled immediately following the meeting.

All options which have not previously been forfeited, cancelled, or expired would vest immediately upon the sale of the company.

The stock options described above shall be subject to and governed in all respects by the Intellinetics, Inc. 2015 Equity Incentive Plan and the terms and conditions of your individual Stock Option Award Agreement, which will be provided to you at the time of grant.

Benefits

You are eligible to participate in our benefits package. We currently offer plans including the following:

●	Health & Welfare Plan
●	Vision, Dental & Life Insurance Plans
●	401(k) Retirement Plan

Details of these benefit plans will be provided under separate cover.

Expenses

All reasonable out of pocket business expenditures are reimbursed according to our business expense policy. Qualifying expenses will be paid upon timely production of a satisfactorily completed expense claim that has been authorized and approved by the appropriate manager within Intellinetics, Inc.

Intellinetics, Inc. will pay the standard current corporate mileage allowance when business requirements necessitate use of a personal vehicle.

Additional Terms

Remuneration Reviews

Your remuneration will be reviewed annually. Any increases will be based on a combination of your skills, contribution, market rates and the Company’s overall performance.

At-Will Relationship and Severance

While we look forward to a productive employment relationship, please note that your employment, as with all employment at the Company, is “at will” and is not guaranteed for any definite period of time; both you and the Company are free to terminate the employment relationship at any time without notice. Neither this letter nor any other communication, either written or oral, should be construed as a contract of employment for a term.

As an Executive of the Company, you are eligible to receive severance pay in the event your employment is terminated for qualifying reasons.

●	Upon termination by the Company without cause or upon termination by you for “good reason” (i.e., material reduction of duties or base salary/bonus opportunity), and subject to certain notice and cure provisions, you would be eligible to receive any accrued but unpaid salary through the date of termination, plus continued payment of base salary and medical and dental benefits for 3 months.

●	If such a qualifying termination occurs within 90 days before or one year after a change in control of the Company, you would be eligible to receive accrued but unpaid salary through the date of termination plus continued payment of base salary and medical and dental benefits for 6 months.

This eligibility does not modify the “at-will” nature of your employment. The terms and conditions of the severance available to you will be set forth in your formal employment agreement and will require you to sign a full release in favor of the Company at the time of termination in order to be eligible.

Nondisclosure of Trade Secrets and Proprietary Information

You understand that in the performance of your job duties with the Company, you will be exposed to the Company’s Trade Secrets and Proprietary Information. “Trade Secrets and Proprietary Information” means information or material that is commercially valuable to The Company and not generally known in the industry. This includes but is not limited to:

(a)	any and all versions of the Company’s proprietary computer software (including source code and object code), hardware, firmware and documentation;
(b)	technical information concerning the Company’s products and services, including product data and specifications, diagrams, flow charts, drawings, test results, know-how, processes, inventions, research projects and product development;
(c)	sales information, accounting and unpublished financial information, business plans, markets and marketing methods, customer lists and customer information, purchasing techniques, supplier lists and supplier information and advertising strategies;
(d)	information concerning the Company’s employees, including their salaries, strength, weaknesses and skills;
(e)	information submitted by or about The Company’s projects, teaming partners, customers, suppliers, employees, consultants or co-venturers; and
(f)	any other information not generally known to the public which, if misused or disclosed, could reasonably be expected to adversely affect the Company’s business.

You will keep the Company’s Trade Secrets and Proprietary Information, whether or not prepared or developed by You, in the strictest confidence. You will exercise due care to protect and maintain the confidentiality of The Company’s trade secrets during the term of this contract and for a period of Five (5) years after the termination of this contract. It is also understood by You that access and use of Company Intellectual Property, Trade Secrets and Proprietary Information does not confer any ownership rights to You as all ownership rights shall be retained by The Company. Also, you will not use or disclose such secrets to any other person without the Company’s written consent, except when necessary to perform Your duties. Any breach of the terms of this paragraph is a material breach of this agreement. However, You shall have no obligation to treat as confidential information which:

(a)	was in Your possession or known to You, without an obligation to keep it confidential, before such information was disclosed to You by the Company;
(b)	is or becomes public knowledge through a source other than You and through no fault of You; or
(c)	is or becomes lawfully available to You from a source other than the Company provided such source is not under any obligation of confidentiality to the Company.

Corporate Ownership of Intellectual Property

Access and/or use by You does not confer and any ownership rights to same. All ownership rights shall remain the property of the corporation. All work products created by You associated with corporate activities shall be owned by the Company, including by way of example marketing and/or sales material, messaging, and presentations.

Return of Materials

When Your employment with the Company ends, for whatever reason, you will promptly (within five calendar days) deliver to the Company all originals and copies of all documents, records, electronically stored information, software programs, media and other materials received through your employment with The Company. You will also return to The Company all equipment, files, software programs and other property belonging to The Company.

Confidentiality Obligation Survives Employment

You understand that Your obligation to maintain the confidentiality and security of The Company’s Trade Secrets and Proprietary / Legal Information remains with You even after Employment with The Company ends.

Nonsolicitation of Customers / Clients / Employees

You covenant and agree that at all times while employed by The Company and for a further period of two (2) years after the termination of such employment, irrespective of when and in what manner such employment may be terminated, You will not for yourself or any other person or entity, directly or indirectly, by stock or other ownership, investment, management, consultation, employment or otherwise, or in any relation whatsoever in any manner solicit, interfere with, or endanger relationships between The Company and its customers / clients / employees. You acknowledge that failure to comply with provisions of the preceding will cause irreparable damage, and therefore The Company shall be entitled to an injunction prohibiting such activities on the part of You and all persons acting in concert with You.

Noncompetition

You shall not engage in any employment or business activity anywhere in the United States that directly competes with that of The Company while you are employed by the Company and for a period of six (6) months after termination of Your employment with The Company.

Representations of the Executive

You represent and warrant to the Company that (a) your acceptance of employment with the Company and performance of your duties to the Company will not conflict with or result in violation, breach of, or default under any contract, agreement, or understanding to which you are otherwise bound, and (b) your acceptance of this offer does not violate any non-solicitation, non-competition or similar covenant or agreement of a prior employer.

Acceptance of this offer

This letter contains the principal terms of our offer to you. If you accept our offer of employment as outlined in this letter, please sign and return a copy of this letter to me as soon as possible.

In accepting this offer, you agree to comply with any and all policies of the Company as in effect from time to time; you acknowledge that you are not relying on other promises, statements or representations of the Company (whether in writing or orally), other than as set forth herein. This offer letter supersedes any and all prior oral or written communications between the Company and you. Ohio law shall govern this Agreement and any employment relationship that may be formed between the undersigned parties at any time.

I sincerely look forward to working with you and to your becoming an integral member of the team and a key architect of the growth of our Company.

Yours sincerely,

/s/ Joseph D. Spain
Joseph D. Spain, Chief Financial Officer
Intellinetics, Inc.

Signed	/s/James DeSocio	Date 9/25/17
James DeSocio